

Sheila Tan (She/Her) · 3rd

Growth Driver, Marketing Executive & Team Builder. Consistent track record of building brands, scaling marketing operations, driving product innovation, and repositioning brands to accelerate growth.

Los Altos, California, United States · **Contact info**

500+ connections

 Ormco

 UCLA Anderson School of Management

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About

Sheila's foundation in marketing comes from Procter & Gamble and Intuit, where she led the development of new products and go-to-market strategies. Sheila's experience includes work on Crest, Invisalign, Quicken.com, QuickBooks, Legalzoom, Rally Health, Ormco and Spark Clear Aligners. Her customer-centric and data driven approach focuses on purchase behaviors and performance marketing. Throughout her career, she has ...see more

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Activity
996 followers

Sheila Tan commented on a post · 1mo

Congrats Jeff!

 490   154 comments

Sheila Tan commented on a post · 1mo

Congrats Greg!

 1,244   251 comments

Sheila Tan commented on a post · 2mo

Congrats Ken!

 158   30 comments

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Experience

 **VP of Marketing & Global Product Management**
Ormco · Full-time
Jul 2018 - Present · 4 yrs 3 mos
Brea, California, United States



Founder & Strategic Advisor
Resolution 8 Technologies, Inc.
Jan 2019 - Present · 3 yrs 9 mos
San Francisco Bay Area

Resolution 8 Technologies is developing the next generation of AI-based online dispute resolution technology.   ...see more

Advisor
UnifyID
Dec 2016 - Present · 5 yrs 10 mos
San Francisco, California

Winner of RSA Innovation Sandbox & SXSW security category. UnifyID is the first implicit authentication app using behavioral and environmental factors. Raised $20M in June of 2017.   ...see more

VP, Head of Marketing
Rally Health · Full-time
2014 - 2016 · 2 yrs
San Francisco Bay Area

Lead product marketing, acquisitions, and retention programs for insurance providers and employers. Also drove brand awareness efforts through email programs, social media, influencers, celebr ...see more

Chief Marketing Officer
LegalZoom
2012 - 2014 · 2 yrs

Lead all marketing strategies and plans targeting SMBs and consumers. Drove online transactional and subscription revenue and lifetime value.

 **LegalZoom Awarded Parenting's Mom Tested Seal of Approval - Who's On The Move**
LegalZoom's Last Will & Testament Service is 100% Recommended by Parenting's Mom Testers COLUMBIA, SC – December 12, 2012 – LegalZoom, the nation's leading...

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Education

 **UCLA Anderson School of Management**
MBA, Business Administration

Skills

Marketing Strategy

Endorsed by Anne Chambers and 5 others who are highly skilled at this

 Endorsed by 3 colleagues at LegalZoom

34 endorsements

Product Management

 Endorsed by Paul Rosenfeld and 3 others who are highly skilled at this

 Endorsed by 3 colleagues at LegalZoom

30 endorsements

Strategy

 Endorsed by Paul Rosenfeld and 4 others who are highly skilled at this

 Endorsed by 3 colleagues at LegalZoom

20 endorsements

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Recommendations

Received   Given

Gideon Davis · 3rd
Senior Director of Global Product Management at Envista Holdings Corporation-Ormco (formerly part of Danaher)
January 30, 2014, Sheila was senior to Gideon but didn't manage Gideon directly

I had the great pleasure of working on Sheila's marketing teams at Align Technology (Invisalign) and more recently at LegalZoom.
Like other great leaders, Sheila strikes the fine balance between empowering her team to maximize their skill sets while providing strategic vision and guidance that can only come from years of leadi ...see more

Jeff Browe  · 2nd
Managing Director | Wunderman Thompson OC
January 30, 2014, Sheila was Jeff's client

Sheila is a visionary marketing leader who transforms organizations to deliver a whole new level of profitable growth. As an agency partner, I have been fortunate enough to work with Sheila directly over the past six years. She drives consumer inspired value into the organization by unearthing customer insights and leveraging them into innovative solutions. Sheila is a strong marketing leader wh ...see more

Rick Matty · 3rd
Vice President and General Manager at Envista
January 29, 2014, Rick reported directly to Sheila

I've had the pleasure working for Sheila now at several companies and have seen firsthand the impact she can have on an organization in very different categories (medical device vs. online ecommerce). She is a true leader that can bring tremendous clarity and focus to her team – always driving us to deliver on the "critical few" rather than work on "the trivial many." Her expertise also spans every area o ...see more

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Interests

Influencers   Companies   Groups   Schools

Melinda French Gates · 3rd
Co-chair of the Bill & Melinda Gates Foundation. Founder of Pivotal Ventures. Author of The Moment of Lift.
7,175,077 followers